                                                               EXHIBIT (a)(2)(i)

[Xircom Letterhead]

                                                            2300 Corporate
                                                            Center Drive
                                                            Thousand Oaks, CA
                                                            91320
                                                            (805) 376-9300
                                                            (805) 376-6910
                                                            direct dial
                                                            (805) 375-8164 fax

                                                                January 29, 2001

Dear Shareholder:

     On behalf of the Board of Directors, I am pleased to inform you that Xircom has entered into a merger agreement with Intel Corporation pursuant to which a subsidiary of Intel has commenced a tender offer to purchase all of the outstanding shares of Xircom's common stock for $25.00 per share in cash. The offer is subject to, among other things, the tender of at least a majority of the shares (which includes shares already held by Intel), determined on a fully diluted basis. The tender offer, if successfully consummated, will be followed by a merger pursuant to which each Xircom share not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

     After careful consideration, your Board of Directors has unanimously approved the merger agreement, the offer and the merger and determined that the offer and the merger are fair to and in the best interests of Xircom and its shareholders. THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES PURSUANT TO THE OFFER. In arriving at its recommendation, the Board considered a number of factors, as described in the attached Schedule 14D-9, including the opinion of Xircom's financial advisor, Broadview International LLC, to the effect that the consideration to be received by the holders of Xircom common stock in the offer and the merger is fair to such shareholders from a financial point of view.

     Enclosed is Intel's Offer to Purchase, together with related materials, including the Letter of Transmittal to be used for tendering shares. These documents set forth the terms and conditions of the offer. We urge you to read the attached Schedule 14D-9 and the enclosed materials carefully.

                                          Very truly yours,

                                          /s/ DICK I. GATES

                                          Chairman of the Board, Chief Executive
                                          Officer
                                          and President